

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 26, 2009

Mr. Craig R. Smith
Chief Executive Officer
Owens & Minor, Inc.
9120 Lockwood Boulevard
Mechanicsville, VA 23116

> **Re:** **Owens & Minor, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **Filed May 5, 2009**
> **File No. 001-09810**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 22

1.   We note your disclosure that there has been no change in your internal controls over financing reporting during the year ended December 31, 2008, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. In future filings please state whether changes occurred in your internal controls over financial reporting during the last fiscal

quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting as required by Item 308(c) of Regulation S-K.

Note 14−Income Taxes, page 50

2.   We note your statement that management believes it is more likely than not that you will realize the benefits of your deferred tax assets, net of existing valuation allowances. However, you did not disclose a value for the valuation allowance. Please disclose the amount of the valuation allowance and the net change in the valuation allowance during the years ended December 31, 2008 and 2007 pursuant to SFAS 109, paragraph 43 (c).

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Note 7 - Derivative Financial Instruments, page 7

3.   We note that during the three month period ended March 31, 2008 you held interest rate swaps which were designated as fair value hedges of a portion of your Senior Notes. You state that no net gains or losses were recorded on the statement of income related to your debt and interest rates swap agreements. Please explain if the fair value hedge was fully effective and how your accounting complies with paragraph 22 of SFAS 133.

Note 10 – Commitments and Contingencies, page 8

4.   We note that you have contingent obligations to customers in the aggregate of $36.0 million as of March 31, 2009. Please disclose whether these amounts meet the conditions of paragraph 8 of SFAS 5 for accrual.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia at (202) 551-3562 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services